Scott Pueschel, P.C.
One New Hampshire Avenue, Suite 350
Pease International Tradeport
Portsmouth, NH 03801
603-373-2019 voice
603-433-6372 fax
spueschel@pierceatwood.com
www.pierceatwood.com
Admitted in: MA NH VA

September 18, 2008

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Owings:

On behalf of Environmental Power Corporation (the “Company”), we are writing in response to the comment contained in your letter of September 18, 2008, relating to Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-152807) of the Company, relating to the registration under the Securities Act of 1933 of up to $50,000,000 in debt securities of the Company (the “Registration Statement”). Your comment, and the response on behalf of the Company to your comment, are set forth below.

General

1.	We note your response to prior comment one from our letter dated September 2, 2008. Please provide us with your analysis as to how Black River Commodity Clean Energy Investment Fund LLC should not be considered as either controlling, controlled by or under common control with the company in light of the fact that it currently owns 9.9% of the common stock, has voting rights with respect to the 224,993 Series A 9% cumulative preferred stock and has the right to acquire an additional 2,258,930 shares of common stock upon the conversion of the Series A preferred stock.

Response to Comment 1:

Black River Commodity Clean Energy Investment Fund LLC (“Black River”) may be deemed to be the beneficial owner of 9.99% of the Company’s common stock by virtue of the conversion rights of the shares of the Company’s Series A 9% cumulative convertible preferred stock which it holds, as well as a currently exercisable warrant representing the right to acquire an additional 1,124,965 shares of common stock. However, both the terms of the Series A preferred stock and the warrant provide that Black River may not convert shares of Series A preferred stock, or exercise the warrant, if,

Mr. H. Christopher Owings

Securities and Exchange Commission

September 18, 2008

after giving effect to such conversion or exercise, Black River, together with its affiliates, would beneficially own more than 9.99% of the outstanding shares of the Company’s common stock. We note that, to the Company’s knowledge, Black River does not, in fact, currently own any outstanding shares of the Company’s common stock. Although Black River’s Series A preferred shares entitle it to cast approximately 12.25% of the votes entitled to be cast by all of the Company’s preferred and common stockholders, due to the limitations described above, Black River does not (and cannot) beneficially own 10% or more of the Company’s common stock. Even if the percentage of votes controlled by Black River were to raise a presumption that it “controls” the Company, we understand such a presumption to be rebuttable, and that facts other than mere ownership of voting securities would be considered in accordance with the relevant tests set forth in Rule 405 under the Securities Act of 1933, as amended. See American-Standard, SEC No-Action Letter 1972 WL 19628 (October 11, 1972). Rule 405 defines “control” as “the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Company does not believe that Black River’s voting power alone, at only 12.25%, gives it the power to direct or cause the direction of the Company’s management and policies. For instance, Black River does not have the power, acting alone, through voting power or any contractual right, to elect members of the Company’s Board of Directors, nor has it done so – none of the members of the Company’s Board of Directors was nominated by or has any affiliation with Black River. Nor does the Company believe that Black River actually exerts any influence over the direction of the Company’s management and policies. It should also be noted that the Company has no ownership stake in or management rights whatsoever over Black River, so the Company does not control and is not under common control with Black River. In light of the foregoing, the Company believes that the totality of the circumstances demonstrates that Black River should not be considered an affiliate of the Company, as Black River is neither controlling, controlled by nor under common control with the Company.

Notwithstanding the foregoing conclusion, even if Black River were deemed to be an affiliate of the Company, we note that, as stated above, to the Company’s knowledge, Black River does not own (and has never owned) any outstanding shares of the Company’s common stock. Therefore, even if Black River were deemed to be an affiliate of the Company, the aggregate market value of the Company’s outstanding voting common equity (it has no non-voting common equity) would still exceed $75 million as of a date within 60 days prior to the initial filing of the Registration Statement – that is, the calculation of this amount set forth in our letter of September 10, 2008 in response to your prior comment one would not change if Black River were deemed to be an affiliate.

Mr. H. Christopher Owings

Securities and Exchange Commission

September 18, 2008

The Company hopes that the foregoing response is helpful to the Commission in its review of the Registration Statement and fully responsive to its comment. We would appreciate it if you would contact the undersigned at (603) 373-2019 as soon as possible with any questions or additional comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Scott E. Pueschel

Scott Pueschel, P.C.

cc:	Ms. Blair F. Petrillo